ONCOLYTICS BIOTECH INC.

Suite 804, 322 11th Avenue SW

Calgary, Alberta, Canada, T2R 0C5

VIA EDGAR

August 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes

Re:	Oncolytics Biotech Inc.
Registration Statement on Form F-3
File No. 333-289819

To the addressee set forth above:

Pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended, Oncolytics Biotech Inc. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form F-3 (File No. 333-289819) (the “Registration Statement”), to 4:00 p.m. Eastern Time on August 29, 2025, or as soon thereafter as practicable.

Please contact Christopher J. Clark of Latham & Watkins LLP, special U.S. counsel to the Company, at (202) 637-2374 or Christopher.J.Clark@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ONCOLYTICS BIOTECH INC.

By:	/s/ Kirk Look
Name:	Kirk Look
Title:	Chief Financial Officer

cc: Christopher J. Clark, Esq., Latham & Watkins LLP